SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 12 May, 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

BP p.l.c

AGM 2021 poll results

BP p.l.c. held its Annual General Meeting on 12 May 2021 and announces the results of the voting below:

	Votes For	%	Votes Against	%	Total Votes Cast (excluding withheld)	% of issued share capital voted*	Votes Withheld**
Resolution 1: Report and accounts	11,658,091,914	98.57	168,905,789	1.43	11,826,997,703	58.23	90,367,351
Resolution 2: Directors' remuneration report	11,135,068,136	95.20	561,740,530	4.80	11,696,808,666	57.59	220,577,221
Resolution 3 (a): To elect Mr M Auchincloss as a director	11,779,114,964	99.43	66,966,098	0.57	11,846,081,062	58.33	71,273,944
Resolution 3 (b): To elect Mr T Morzaria as a director	11,764,225,393	99.34	77,630,646	0.66	11,841,856,039	58.30	75,498,274
Resolution 3 (c): To elect Mrs K Richardson as a director	11,788,568,396	99.51	58,061,613	0.49	11,846,630,009	58.33	70,709,551
Resolution 3 (d): To elect Dr J Teyssen as a director	11,786,938,495	99.51	57,907,358	0.49	11,844,845,853	58.32	72,508,460
Resolution 3 (e): To re-elect Mr B Looney as a director	11,637,651,838	98.23	210,124,092	1.77	11,847,775,930	58.33	69,587,770
Resolution 3 (f): To re-elect Miss P Daley as a director	11,747,305,190	99.16	99,825,722	0.84	11,847,130,912	58.33	70,223,401
Resolution 3 (g): To re-elect Mr H Lund as a director	11,571,336,811	97.68	274,679,769	2.32	11,846,016,580	58.33	71,338,420
Resolution 3 (h): To re-elect Mrs M B Meyer as a director	11,618,124,973	99.25	87,254,151	0.75	11,705,379,124	57.63	211,975,195
Resolution 3 (i): To re-elect Mrs P R Reynolds as a director	11,623,969,198	98.12	222,686,815	1.88	11,846,656,013	58.33	70,698,300
Resolution 3 (j): To re-elect Sir J Sawers as a director	11,783,254,008	99.47	62,200,616	0.53	11,845,454,624	58.32	71,920,523
Resolution 4: Reappointment of auditor	11,815,390,328	99.68	38,271,500	0.32	11,853,661,828	58.36	63,678,912
Resolution 5: Remuneration of auditor	11,788,155,982	99.53	55,945,495	0.47	11,844,101,477	58.32	73,261,489
Resolution 6: Political donations and political expenditure	11,483,983,651	97.01	353,610,504	2.99	11,837,594,155	58.28	79,764,259
Resolution 7: Renewal of the Scrip Dividend Programme	11,745,736,511	99.27	86,302,941	0.73	11,832,039,452	58.26	85,326,270
Resolution 8: Limited authority to allot shares up to a specified amount	10,907,898,150	92.12	933,200,413	7.88	11,841,098,563	58.30	76,256,215
Resolution 9: Special resolution: Authority to allot a limited number of shares for cash free of pre-emption rights	11,671,861,491	98.73	150,587,870	1.27	11,822,449,361	58.21	94,907,655
Resolution 10: Special resolution: Additional authority to allot a limited number of shares for cash free of pre-emption rights	11,254,658,616	95.18	569,832,734	4.82	11,824,491,350	58.22	92,887,900
Resolution 11: Special resolution: share buyback	11,570,621,952	98.00	236,175,710	2.00	11,806,797,662	58.13	110,581,318
Resolution 12: Special resolution: notice of general meetings	10,855,141,740	91.59	996,734,596	8.41	11,851,876,336	58.35	65,502,914
Resolution 13: Special resolution: Follow This shareholder resolution on climate change targets	2,379,179,781	20.65	9,144,857,306	79.35	11,524,037,087	56.74	393,351,549

*   Total voting rights of the shares in issue excluding Treasury shares:   20,310,258,178

    Every shareholder has one vote for every ordinary share held and two votes for every £5 in nominal amount of bp preference shares held.

** Please note a 'vote withheld' is not a vote under English law and is not counted in the calculation of votes 'for' or 'against' a resolution.

Resolution 13

We note that Resolution 13, a shareholder resolution on climate change targets, that the board of directors recommended not to approve, has been rejected by shareholders. However, we recognise that some shareholders (20.65% of votes cast) chose to support this resolution.

We will continue to engage with shareholders on our strategy, targets and aims so as to ensure their views are fully understood. We will publish an update on this engagement, in accordance with the UK Corporate Governance Code, within six months of the 2021 AGM.

Board changes

As previously announced, Professor Dame Ann Dowling and Brendan Nelson did not stand for re-election at the AGM. Following the conclusion of the AGM, Tushar Morzaria has been appointed as chair of the audit committee and Karen Richardson has become a member of the audit committee.

This notice is given in fulfilment of the obligations under paragraph 9.6.11R of the Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 12 May 2021
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary